UNITED STATES
SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Specialty Laboratories, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

84749R100

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84749 R 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James B. Peter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,603,251 (1)

	6.	Shared Voting Power 656,011 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,259,262 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,259,262 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 66.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 84749 R 100

(1)                                  The aggregate amount of shares beneficially owned by James Peter consists of: (a) 13,603,251 shares held by James Peter as the managing general partner of the Specialty Family Limited Partnership, dated 9/1/1995, as amended (“SFLP”), (b) 649,611 shares held by James Peter as the co-trustee of the Peter Family Revocable Trust, dated 10/23/1986, as amended (“PFRT”) and (c) 6,400 shares held by James Peter as co-trustee of the Specialty Laboratories Profit Sharing Plan, dated October 1, 1975 (the “Plan”).  James Peter, as the managing general partner of SFLP, has sole voting power and shared dispositive power with the general partners and limited partners of SFLP.  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  James Peter disclaims beneficial ownership of all shares held by SFLP, PFRT, the Plan, Joan Peter and Deborah Estes except to the extent of his pecuniary interest therein.

CUSIP No. 84749 R 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Specialty Family Limited Partnership Tax ID Number: 954574435

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,603,251

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,603,251

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,603,251 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 63.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 84749 R 100

(2)                                  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, SFLP may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 656,011 additional shares.  SFLP disclaims any beneficial ownership of the shares held by PFRT, James Peter, Joan Peter and Deborah Estes except to the extent of its pecuniary interest therein.

CUSIP No. 84749 R 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joan Peter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 656,011 (3)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,259,262 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,259,262 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 66.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 84749 R 100

(3)                                  The aggregate amount of shares beneficially owned by Joan Peter consists of: (a) 13,603,251 shares held by Joan Peter as general partner of SFLP, (b) 649,611 shares held by Joan Peter as co-trustee of PFRT and (c) 6,400 shares held by Joan Peters and co-trustee of the Plan.  Joan Peter, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP.  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  Joan Peter disclaims beneficial ownership of all shares held by James Peter, SFLP, PFRT, the Plan, and Deborah Estes except to the extent of her pecuniary interest therein.

CUSIP No. 84749 R 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Deborah Estes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 64,800 (4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 64,800 (4)

	8.	Shared Dispositive Power 13,603,251 (4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,742,851 (4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE.

11.	Percent of Class Represented by Amount in Row (9) 64.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 84749 R 100

(4)                                  The aggregate amount of shares beneficially owned by Deborah Estes consists of: (a) 63,800 shares held by Deborah Estes as trustee for the James B. Peter, Jr., Third Generation Trust, dated 10/1/1995, as amended (the “James B. Peter, Jr. Third Generation Trust”), (b) 13,603,251 shares held by Deborah Estes as general partner of SFLP, (c) 63,800 shares held by Deborah Estes as the parent of the beneficiaries of The Deborah A. Estes Third Generation Trust, dated 10/1/95, as amended (the “Deborah A. Estes Third Generation Trust”), (d) 1,000 shares held by Deborah Estes as co-trustee of the Estes Family Trust, dated 8/21/98, as amended (the “Estes Family Trust”) and (e) options to purchase 11,000 shares held by James Estes, Deborah Estes’ husband, of which 3,895 are presently exercisable.  Deborah Estes, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP.  Ms. Estes has no dispositive power nor the power to vote or direct the vote of the shares held by the Deborah Estes Third Generation Trust nor the options held by her husband, James Estes.  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, Deborah Estes may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 656,011 additional shares.  Deborah Estes disclaims beneficial ownership of all shares held by the James B. Peter, Jr. Third Generation Trust, SFLP, PFRT, James Peter, Joan Peter, James Estes, the Estes Family Trust and the Deborah A. Estes Third Generation Trust except to the extent of her pecuniary interest therein.

CUSIP No. 84749 R 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Family Revocable Trust, dated 10/23/86, as amended (“PFRT”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 649,611 (5)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 649,611 (5)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 649,611 (5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 3.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 84749 R 100

(5)                                  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, PFRT may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 13,609,651 additional shares.  PFRT disclaims beneficial ownership of all shares held by SFLP, James Peter, Joan Peter, and Deborah Estes except to the extent of its pecuniary interest therein.

CUSIP No. 84749 R 100

Item 1(a)	Name of Issuer:
Specialty Laboratories, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
2211 Michigan Avenue
Santa Monica, California 90404

Item 2(a)	Name of Person Filing:
James B. Peter
Specialty Family Limited Partnership (“SFLP”)
Joan Peter
Deborah Estes
Peter Family Revocable Trust (“PFRT”)

Item 2(b)	Address of Principal Business Offices or, if none, Residence:
	All Filing Parties:	2211 Michigan Avenue
Santa Monica, California 90404

Item 2(c)	Citizenship
James B. Peter—United States
Specialty Family Limited Partnership—California
Joan Peter—United States
Deborah Estes—United States
Peter Family Revocable Trust—California

Item 2(d)	Title of Class of Securities:
Common Stock, no par value per share

Item 2(e)	CUSIP Number:
84749R100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:
	James B. Peter (1)		14,259,262
	Specialty Family Limited Partnership (2)		13,603,251
	Joan Peter (3)		14,259,262
	Deborah Estes (4)		13,742,851
	PFRT (5)		649,611

CUSIP No. 84749 R 100

(b)	Percent of Class:%
		James B. Peter (1)	66.43%
		Specialty Family Limited Partnership (2)	63.38%
		Joan Peter (3)	66.43%
		Deborah Estes (4)	64.03%
		PFRT (5)	3.03%

	(i)	Sole power to vote or to direct the vote:
		James B. Peter (1)	13,603,251
		Specialty Family Limited Partnership (2)	13,603,251
		Joan Peter (3)	— 0 —
		Deborah Estes (4)	64,800
		PFRT (5)	649,611

	(ii)	shared power to vote or to direct the vote:
		James B. Peter (1)	656,011
		Specialty Family Limited Partnership (2)	— 0 —
		Joan Peter (3)	656,011
		Deborah Estes (4)	— 0 —
		PFRT (5)	— 0 —

	(iii)	sole power to dispose or to direct the disposition of:
		James B. Peter (1)	— 0 —
		Specialty Family Limited Partnership (2)	13,603,251
		Joan Peter (3)	— 0 —
		Deborah Estes (4)	64,800
		PFRT (5)	649,611

	(iv)	shared power to dispose or to direct the disposition of:
		James B. Peter (1)	14,259,262
		Specialty Family Limited Partnership (2)	— 0 —
		Joan Peter (3)	14,259,262
		Deborah Estes (4)	13,603,251
		PFRT (5)	— 0 —

CUSIP No. 84749 R 100

(1)                                  The aggregate amount of shares beneficially owned by James Peter consists of: (a) 13,603,251 shares held by James Peter as the managing general partner of the Specialty Family Limited Partnership, dated 9/1/1995, as amended (“SFLP”), (b) 649,611 shares held by James Peter as the co-trustee of the Peter Family Revocable Trust, dated 10/23/1986, as amended (“PFRT”) and (c) 6,400 shares held by James Peter as co-trustee of the Specialty Laboratories Profit Sharing Plan, dated October 1, 1975 (the “Plan”).  James Peter, as the managing general partner of SFLP, has sole voting power and shared dispositive power with the general partners and limited partners of SFLP.  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  James Peter disclaims beneficial ownership of all shares held by SFLP, PFRT, the Plan, Joan Peter and Deborah Estes except to the extent of his pecuniary interest therein.

(2)                                  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, SFLP may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 656,011 additional shares.  SFLP disclaims any beneficial ownership of the shares held by PFRT, James Peter, Joan Peter and Deborah Estes except to the extent of its pecuniary interest therein.

(3)                                  The aggregate amount of shares beneficially owned by Joan Peter consists of: (a) 13,603,251 shares held by Joan Peter as general partner of SFLP, (b) 649,611 shares held by Joan Peter as co-trustee of PFRT and (c) 6,400 shares held by Joan Peters and co-trustee of the Plan.  Joan Peter, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP.  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  Joan Peter disclaims beneficial ownership of all shares held by James Peter, SFLP PFRT, the Plan, and Deborah Estes except to the extent of her pecuniary interest therein.

(4)                                  The aggregate amount of shares beneficially owned by Deborah Estes consists of: (a) 63,800 shares held by Deborah Estes as trustee for the James B. Peter, Jr., Third Generation Trust, dated 10/1/1995, as amended (the “James B. Peter, Jr. Third Generation Trust”), (b) 13,603,251 shares held by Deborah Estes as general partner of SFLP, (c) 63,800 shares held by Deborah Estes as the parent of the beneficiaries of The Deborah A. Estes Third Generation Trust, dated 10/1/95, as amended (the “Deborah A. Estes Third Generation Trust”), (d) 1,000 shares held by Deborah Estes as co-trustee of the Estes Family Trust, dated 8/21/98, as amended (the “Estes Family Trust”) and (e) options to purchase 11,000 shares held by James Estes, Deborah Estes’ husband, of which 3,895 are presently exercisable.  Deborah Estes, as general partner of SFLP, has shared dispositive power but does not have power to vote or direct the vote of any shares held by SFLP.  Ms. Estes has no dispositive power nor the power to vote or direct the vote of the shares held by the Deborah Estes Third Generation Trust nor the options held by her husband, James Estes.  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, Deborah Estes may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 656,011 additional shares.  Deborah Estes disclaims beneficial ownership of all shares held by the James B. Peter, Jr. Third Generation Trust, SFLP, PFRT, James Peter, Joan Peter, James Estes, the Estes Family Trust and the Deborah A. Estes Third Generation Trust, except to the extent of her pecuniary interest therein.

(5)                                  James Peter, SFLP, Joan Peter, Deborah Estes and PFRT may be deemed to be a “group” for purposes of Section 13(d)(3) of the 1934 Act.  As a result, PFRT may be deemed to be the beneficial owner of and share the power to vote or direct the vote of 13,609,651 additional shares.  PFRT disclaims beneficial ownership of all shares held by SFLP, James Peter, Joan Peter, and Deborah Estes except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following

☐
Not Applicable.

CUSIP No. 84749 R 100

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
See Exhibit B.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2002
Date:
/s/ James B. Peter
(Signature)
James B. Peter

SPECIALTY FAMILY LIMITED PARTNERSHIP

/s/ James B. Peter
(Signature)
Name:	James B. Peter
Title:	Managing General Partner

/s/ Joan Peter
(Signature)
Joan Peter

CUSIP No. 84749 R 100

/s/ Deborah Estes
(Signature)
Deborah Estes

PETER FAMILY REVOCABLE TRUST

/s/ James B. Peter
(Signature)
Name:	James B. Peter
Title:	Co-Trustee

/s/ Joan Peter
(Signature)
Name:	Joan Peter
Title:	Co-Trustee

CUSIP No. 84749 R 100

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G

                The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

                (1)           The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

                (2)           The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date:  February 11, 2002

Signature:	/s/ James B. Peter
Name:	James B. Peter

SPECIALTY FAMILY LIMITED PARTNERSHIP

Signature:	/s/ James B. Peter
Name:	James B. Peter
Title:	Managing General Partner

Signature:	/s/ Joan Peter
Name:	Joan Peter

Signature:	/s/ Deborah Estes
Name:	Deborah Estes

PETER FAMILY REVOCABLE TRUST

Signature:	/s/ James B. Peter
Name:	James B. Peter
Title:	Co-Trustee

Signature:	/s/ Joan Peter
Name:	Joan Peter
Title:	Co-Trustee

CUSIP No. 84749 R 100

EXHIBIT B

Identity of each Group Member

James B. Peter

Specialty Family Limited Partnership

Joan Peter

Deborah Estes

Peter Family Revocable Trust